SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 24 June 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SCHEDULE 11
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990.

  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16
  , 23 and 24.
                   2.     An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete
boxes 1 to 4
, 6, 8, 13, 14, 16, 23 and 24.

                  3.     An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete
boxes 1 to 3
 and 17 to 24

                  4.    An issuer making a notification in respect of a financial instrument relating to the shares of the issuer
                        (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer Bank of Ireland	2
State whether the notification relates to:
(i)
    a transaction notified in accordance with Market Abuse Rules;
(ii)
    a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or
(iii) both (i) and (ii).
  Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a)

3	Name of person discharging managerial responsibilities/director Heather Ann McSharry - Non Executive Director Christine Brennan - PDMR	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMRs named in 3 above	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Ordinary stock American Depositary Receipts ( ADRs )
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Heather Ann McSharry Christine Brennan	8	State the nature of the transaction Purchase of Ordinary stock Purchase of ADRs
9	Number of shares, debentures or financial instruments relating to shares acquired 1,250 units of Ordinary Stock 1,250 ADR units (equivalent to 6,000 units of Ordinary Stock)	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0001% 0.0006% (taken as a percentage of Ordinary Stock)
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction Euro 5.795 US$ 40.03	14	Date and place of transaction 2 4 June 2008, Dublin 21 June 2008, New York
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1 1,354 units 0.0011% 1,250 ADRs (equivalent to 6,000 units of Ordinary Stock) 0.0006%	16	Date issuer informed of transaction 2 4 June 2008

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries Audrey Casey , Group Secretary's Office + 353 1 60434 03

Name and signature of duly designated officer of issuer responsible for making notification John B. Clifford, Group Secretary Date of notification 2 4 June 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 24 June 2008